Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR
--------------------------------------------------------------------------------

Zarlink Semiconductor Releases Fourth Quarter and Fiscal 2005 Results

OTTAWA, CANADA, May 18, 2005 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today released fourth quarter and Fiscal 2005 results for the year ended March 25, 2005, prepared in accordance with U.S. Generally Accepted Accounting Principles
(GAAP).

      As anticipated, fourth quarter revenue was US$48.4 million, compared with US$51.2 million in the fourth quarter of Fiscal 2004. Higher revenues in the Company's Network Communications business were offset by lower sales in Ultra Low-Power Communications and seasonal weakness in Consumer Communications.

      Zarlink recorded a fourth quarter net loss of US$23.9 million, or US$0.19 per share. This figure includes severance costs of US$11.9 million, of which US$2.5 million was included in cost of goods, US$2.3M was included in Research and Development (R&D) expenses, and US$7.1M was included in Selling and Administration (S&A) expenses. The fourth quarter loss also included asset impairment and excess space provisions of US$4.0 million, inventory provisions and other production charges of US$3.7 million, and a tax expense of US$0.4 million. Also included in the results for the quarter was a net gain resulting from installment payments of US$6.0 million on the note receivable from X-FAB Semiconductor Foundries. In the Fiscal 2004 fourth quarter, the Company reported a net loss of US$2.3 million, or US$0.02 per share.

      Gross margin in the fourth quarter was 27% of revenue, compared with 44% in the third quarter. Gross margin was impacted by severance costs of US$2.5 million, as the Company continued to reduce operations costs, in addition to inventory and other production charges of US$3.7 million.

      For Fiscal 2005, Zarlink recorded revenue of US$214.2 million, up eight percent from US$198.5 million in Fiscal 2004. The net loss in Fiscal 2005 was US$20.8 million, or US$0.18 per share, an improvement on the net loss of US$38.6 million, or US$0.32 per share, in Fiscal 2004.

      "Despite a weaker second half, I am pleased that in Fiscal 2005 we achieved revenue growth and significantly reduced our loss," said Kirk K. Mandy, President and Chief Executive Officer, Zarlink Semiconductor. "Our focus is now on restoring profitability and positive cash flow, and repositioning the business to take advantage of high-growth opportunities in communications semiconductors. We are determined to make Zarlink successful and continue to review strategic alternatives for the company."

Review of Operations

      R&D expenses in the fourth quarter were US$19.0 million or 39% of revenue, compared with US$15.7 million or 31% of revenue in the third quarter, and US$17.2 million, or 34% of revenue, in the fourth quarter of Fiscal 2004. R&D expenses in the current quarter were higher primarily due to severance costs totaling US$2.3 million, related to the Company ceasing work on its digital decoder program, and other headcount reductions within the Ultra Low-Power Communications and Network Communications segments.

      Selling and Administrative (S&A) expenses were US$20.9 million in the fourth quarter, as compared to US$12.7 million or 25% of revenue in the third quarter, and US$11.0 million in the fourth quarter of Fiscal 2004. S&A expenses in the current quarter were impacted primarily by severance costs totaling US$7.1 million, related to senior management, sales, and other administrative functions in the United States, Canada, and other geographic regions.

First Quarter Fiscal 2006 Guidance

      Based on a lower opening order backlog of US$31 million, reflecting weakness in certain product segments and geographic markets, Zarlink is forecasting that revenues will be between US$43.0M and US$45.0M in the first quarter of Fiscal 2006.

      Zarlink will also record a US$1.9 million gain, relating to the receipt of the final installment on a note receivable payment from X-FAB Semiconductor Foundries.

      As a result of these events, and the revenue guidance given above, Zarlink expects to record a first quarter net loss of US$0.05 to US$0.06 per share.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, consumer and ultra low-power communications, and high-performance analog. For more information, visit www.zarlink.com.

      Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact investor relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: increasing price and product/service competition by foreign and domestic competitors, including new entrants; rapid technological developments and changes; the ability to ensure continuity of supply from outside fabrication services; changes in environmental and other domestic and foreign governmental regulations; protection and validity of patent and other intellectual property rights; exposure to currency exchange rate fluctuations; the ability of the Company to attract and retain key employees; demographic changes and other factors referenced in the Company's Annual Report on Form 10-K for the fiscal year ended March 26, 2004 and Form 10-Q for the quarter ended December 24, 2004. Investors are encouraged to consider the risks detailed in those filings.

                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today from 5:00-6:00 p.m. EDT. Investors, media and other interested parties are listen-only. Please dial 1-800-814-4860 or 613-287-8027. The replay number is 1-877-289-8525 (passcode
21123050#) or 416-640-1917 (passcode 21123050#). The replay is available until midnight, June 1st, 2005. The call will be webcast from www.newswire.ca (Canada NewsWire) or via the Company's website at www.zarlink.com.

For further information:

Michael Salter                              Mike McGinn
Corporate Communications                    Investor Relations
613 270-7115                                613 270-7210
michael.salter@zarlink.com                  mike.mcginn@zarlink.com

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF LOSS DATA
        (in millions of U.S dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                        Three months ended                        Years ended
                                                              March 25,       Dec. 24,      March 26,      March 25,      March 26,
                                                                2005           2004           2004           2005           2004
                                                         -------------------------------------------------------------------------
Revenue                                                    $    48.4      $    51.2      $    51.2      $   214.2      $   198.5
Cost of revenue                                                 35.3           28.8           27.8          126.7          109.1
                                                         -------------------------------------------------------------------------
Gross margin                                                    13.1           22.4           23.4           87.5           89.4
                                                         -------------------------------------------------------------------------

Expenses:
  Research and development                                      19.0           15.7           17.2           65.2           75.1
  Selling and administrative                                    20.9           12.7           11.0           55.3           48.7
  Asset impairment and other                                     4.0            --             4.1            4.0           11.1
  Gain on sale of business                                      (6.0)           --            (0.2)         (15.9)          (0.2)
                                                         -------------------------------------------------------------------------
                                                                37.9           28.4           32.1          108.6          134.7
                                                         -------------------------------------------------------------------------
Loss from operations                                           (24.8)          (6.0)          (8.7)         (21.1)         (45.3)
Interest income                                                  0.4            0.3            0.4            1.1            1.3
Gain on sale of long-term investment                             --             --             --             --             0.6
Foreign exchange gain (loss)                                     0.9           (1.8)           1.1           (1.3)          (1.0)
Interest expense                                                 --             --            (0.4)           --            (0.9)
                                                         -------------------------------------------------------------------------
Loss from operations before income taxes                       (23.5)          (7.5)          (7.6)         (21.3)         (45.3)
Income tax (expense) recovery                                   (0.4)          (0.1)           4.1            0.5            5.5
                                                         -------------------------------------------------------------------------
Net loss from continuing operations                            (23.9)          (7.6)          (3.5)         (20.8)         (39.8)
Discontinued operations, net of tax                             --              --             1.2            --             1.2
                                                         -------------------------------------------------------------------------

Net loss for the period                                    $   (23.9)     $    (7.6)     $    (2.3)     $   (20.8)     $   (38.6)
                                                         =========================================================================
Net loss attributable to common shareholders
  after preferred share dividends and premiums
  on preferred share repurchases                           $   (24.7)     $    (8.2)     $    (2.8)     $   (23.2)     $   (40.7)
                                                         =========================================================================
Net loss per common share from
  continuing operations:
      Basic and diluted                                    $   (0.19)     $   (0.06)     $   (0.03)     $   (0.18)     $   (0.33)
Net loss per common share:
      Basic and diluted                                    $   (0.19)     $   (0.06)     $   (0.02)     $   (0.18)     $   (0.32)
                                                         =========================================================================
Weighted average number of common shares
  outstanding (millions):
      Basic and diluted                                        127.3          127.3          127.3          127.3          127.3
                                                         =========================================================================
Percentage of revenue:
      Gross margin                                              27%            44%            46%            41%            45%
      Research and development                                  39%            31%            34%            30%            38%
      Selling and administrative                                43%            25%            21%            26%            25%

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                           Three months ended               Years ended
                                                                   March 25,    Dec. 24,    March 26,   March 25,    March 26,
                                                                     2005         2004        2004        2005         2004
                                                                 -------------------------------------------------------------
CASH PROVIDED BY (USED IN)
--------------------------
Operating activities:
  Net loss for the period                                          $ (23.9)    $  (7.6)    $  (2.3)    $  (20.8)    $  (38.6)
  Depreciation and amortization                                        1.9         2.0         2.8          8.5         13.7
  Other non cash changes in operating activities                      (3.5)        1.2         2.4        (12.0)        10.3
  Stock compensation expense                                          --          --           0.1          0.1          0.2
  Deferred income taxes                                                4.5        (0.3)        3.1          4.0          1.9
  Decrease (increase) in working capital:
     Trade accounts and other receivables                              4.1         0.3         5.7         (0.5)        (2.7)
     Inventories                                                       4.9        (3.6)        2.8         (2.4)         3.3
     Prepaid expenses and other                                        0.4         0.1         0.6         (1.7)        (1.6)
     Payables and accrued liabilities                                 (2.9)        1.2        (9.8)        (4.9)        (6.5)
     Deferred credits                                                 --           0.1        (0.4)         0.7         (0.3)
                                                                 -------------------------------------------------------------
Total                                                                (14.5)       (6.6)        5.0        (29.0)       (20.3)
                                                                 -------------------------------------------------------------
Investing activities:
  Purchased short-term investments                                    --         (39.6)       (0.1)       (94.2)      (134.9)
  Matured short-term investments                                      --          47.2         5.0        109.4        169.6
  Expenditures for fixed and other assets                             (0.6)       (1.2)       (0.8)        (3.8)        (5.5)
  Proceeds from disposal of fixed and other assets                     0.1         0.2         0.3          0.7          1.1
  Proceeds from sale of long-term investments                         --          --          --           --            0.6
  Proceeds from repayment of note receivable                           6.0        --          --           15.9         --
                                                                 -------------------------------------------------------------
Total                                                                  5.5         6.6         4.4         28.0         30.9
                                                                 -------------------------------------------------------------
Financing activities:
  Repayment of capital lease liabilities and long-term
   debt                                                               --          --          --           (0.1)        (0.5)
  Payment of dividends on preferred shares                            (0.5)       (0.6)       (0.5)        (2.1)        (2.1)
  Repurchase of preferred shares                                      (0.6)       --          --           (0.6)        (1.2)
  Issue of common shares                                              --          --           0.1         --            0.1
  Increase in restricted cash                                         --          (3.9)       (0.5)        (3.9)        (3.8)
                                                                 -------------------------------------------------------------
Total                                                                 (1.1)       (4.5)       (0.9)        (6.7)        (7.5)
                                                                 -------------------------------------------------------------
Effect of currency translation on cash and
  cash equivalents
                                                                      (0.2)        0.2        (0.1)         0.1          0.4
                                                                 -------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                     (10.3)       (4.3)        8.4         (7.6)         3.5

Cash and cash equivalents, beginning of period                        29.7        34.0        18.6         27.0         23.5
                                                                 -------------------------------------------------------------
Cash and cash equivalents, end of period                           $  19.4     $  29.7     $  27.0     $   19.4     $   27.0
                                                                 =============================================================

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
         (in millions of U.S. dollars, except share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                              March 25,        Dec. 24,        March 26,
                                                                                2005             2004             2004
                                                                            --------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                                   $   19.4        $   29.7        $   27.0
  Short-term investments                                                          39.6            39.6            54.8
  Restricted cash                                                                 13.9            13.9            10.0
  Trade accounts receivable - net                                                 23.2            26.4            24.1
  Other receivables                                                                4.2             5.1             2.9
  Note receivable                                                                  0.1             0.1             0.1
  Inventories                                                                     23.2            28.1            20.8
  Prepaid expenses and other                                                       5.9             6.8             4.5
                                                                            --------------------------------------------
                                                                                 129.5           149.7           144.2
Fixed assets - net                                                                33.4            37.4            41.1
Deferred income tax assets - net                                                   3.5             8.0             7.5
Other assets                                                                       4.9             5.1             4.6
                                                                            --------------------------------------------
                                                                              $  171.3        $  200.2        $  197.4
                                                                            ============================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable                                                      $   14.6        $   18.3        $   15.0
  Employee-related accruals                                                        9.6             9.9            11.1
  Income and other taxes payable                                                   3.5             7.7             7.9
  Current portion of provisions for exit activities                                7.9             0.7             2.2
  Other accrued liabilities                                                        5.8             8.1            10.9
  Deferred credits                                                                 1.4             1.3             0.7
  Current portion of long-term debt                                               --              --               0.1
                                                                            --------------------------------------------
                                                                                  42.8            46.0            47.9
Long-term debt                                                                     0.1             0.1             0.1
Long-term portion of provisions for exit activities                                0.9             0.4             0.5
Pension liabilities                                                               19.3            19.2            16.7
                                                                            --------------------------------------------
                                                                                  63.1            65.7            65.2
                                                                            --------------------------------------------

Redeemable preferred shares, unlimited shares authorized;
    1,347,600 shares issued and outstanding as at
    March 25, 2005                                                                17.2            17.6            17.6
                                                                            --------------------------------------------

Shareholders' equity:
Common shares, unlimited shares authorized; no par value;
    127,308,973 shares issued and outstanding as at March 25, 2005               768.4           768.4           768.4
  Additional paid-in capital                                                       2.2             2.4             2.3
  Deficit                                                                       (646.5)         (622.0)         (623.5)
  Accumulated other comprehensive loss                                           (33.1)          (31.9)          (32.6)
                                                                            --------------------------------------------
                                                                                  91.0           116.9           114.6
                                                                            --------------------------------------------
                                                                              $  171.3        $  200.2        $  197.4
                                                                            ============================================

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Cash and Cash Equivalents, Short-Term Investments, and Restricted Cash

As a supplementary measure to effectively manage the Company's total cash assets, management combines its cash and cash equivalents, short-term investments, and restricted cash to represent the Company's total portfolio of cash assets. Short-term investments comprise highly liquid low risk debt instruments that are held to maturity with terms of not greater than one year, but generally for much shorter periods. Restricted cash consists of cash pledged with a bank as collateral for various letters of credit. In this supplementary schedule, investing activities exclude items related to purchased short-term investments and matured short-term investments; financing activities exclude the hypothecation of cash under letters of credit; and the effect of currency translation is calculated on all cash assets. A detailed reconciliation to arrive at the supplementary measure of cash and cash equivalents, short-term investments, and restricted cash is presented below as part of this earnings press release. Readers are cautioned that cash and cash equivalents, short-term investments, and restricted cash combined together do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures prescribed by other companies. These indicators should not be considered as a substitute or alternative for the consolidated statements of cash flows.

                                                                              Three months ended               Years ended
                                                                       March 25,   Dec. 24,    March 26,   March 25,    March 26,
                                                                         2005        2004        2004        2005         2004
                                                                     ------------------------------------------------------------
  Cash and cash equivalents, beginning of period                       $  29.7     $  34.0     $  18.6     $  27.0     $   23.5
  Short-term investments, beginning of period                             39.6        47.2        59.7        54.8         89.5
  Restricted cash, beginning of period                                    13.9        10.0         9.5        10.0          6.2
                                                                     ------------------------------------------------------------
Cash and cash equivalents, short-term investments, and
  restricted cash, beginning of period                                    83.2        91.2        87.8        91.8        119.2
                                                                     ------------------------------------------------------------
Cash provided by (used in):
  Operating activities, before changes in working capital                (21.0)       (4.7)        6.1       (20.2)       (12.5)
  Changes in working capital                                               6.5        (1.9)       (1.1)       (8.8)        (7.8)
                                                                     ------------------------------------------------------------
Operating activities                                                     (14.5)       (6.6)        5.0       (29.0)       (20.3)

Investing activities                                                       5.5        (1.0)       (0.5)       12.8         (3.8)

Financing activities                                                      (1.1)       (0.6)       (0.4)       (2.8)        (3.7)
                                                                     ------------------------------------------------------------
Cash inflows (outflows) before the effect of currency
  translation on cash and cash equivalents, short-term
  investments, and restricted cash                                       (10.1)       (8.2)        4.1       (19.0)       (27.8)
                                                                     ------------------------------------------------------------
Effect of currency translation on cash and cash equivalents, short-term investments, and restricted cash
                                                                          (0.2)        0.2        (0.1)        0.1          0.4
                                                                     ------------------------------------------------------------
Cash and cash equivalents, short-term investments, and
  restricted cash, end of period                                       $  72.9     $  83.2     $  91.8     $  72.9     $   91.8
                                                                     ============================================================
Represented by:
  Cash and cash equivalents, end of period                             $  19.4     $  29.7     $  27.0     $  19.4     $   27.0
  Short-term investments, end of period                                   39.6        39.6        54.8        39.6         54.8
  Restricted cash, end of period                                          13.9        13.9        10.0        13.9         10.0
                                                                     ------------------------------------------------------------
                                                                       $  72.9     $  83.2     $  91.8     $  72.9     $   91.8
                                                                     ============================================================

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Product Information

Revenue, by product, was distributed as follows:

                                                                              Three Months Ended
                                                               March 25,           Dec. 24,           March 26,
                                                                 2005                2004                2004
                                                            ---------------------------------------------------
      Network Communications                                  $  24.6             $  23.8             $  28.6
      Consumer Communications                                    16.4                18.9                13.5
      Ultra Low-Power Communications                              7.4                 8.5                 9.1
                                                            ---------------------------------------------------
      Total                                                   $  48.4             $  51.2             $  51.2
                                                            ===================================================

                                                                                           Years ended
                                                                                  March 25,          March 26,
                                                                                    2005                2004
                                                                                -------------------------------
      Network Communications                                                      $ 101.2             $ 107.1
      Consumer Communications                                                        75.1                55.6
      Ultra Low-Power Communications                                                 37.9                35.8
                                                                                -------------------------------
      Total                                                                       $ 214.2             $ 198.5
                                                                                ===============================

Geographic Information

Revenue, based on the geographic location of Zarlink's customers, was distributed as follows:

                                Three Months                        Three Months                         Three Months
                                   Ended             % of              Ended             % of               Ended            % of
                               March 25, 2005        Total         Dec. 24, 2004         Total          March 26, 2004       Total
                               --------------        -----         -------------         -----          --------------       -----
      Asia - Pacific               $21.4              44%              $21.9              42%               $20.1              39%
      Europe                        15.4              32                14.2              28                 15.1              29
      Americas                      11.6              24                15.1              30                 16.0              32
                                   -----             ---               -----             ---                -----             ---
                                   $48.4             100%              $51.2             100%               $51.2             100%
                                   =====             ===               =====             ===                =====             ===

                                                                        Year                                 Year
                                                                       Ended             % of               Ended            % of
                                                                   March 25, 2005        Total          March 26, 2004       Total
                                                                   --------------        -----          --------------       -----
      Asia - Pacific                                                  $ 91.3              43%               $ 80.7             40%
      Europe                                                            64.0              29                  59.4             30
      Americas                                                          58.9              28                  58.4             30
                                                                      ------             ---                ------            ---
                                                                      $214.2             100%               $198.5            100%
                                                                      ======             ===                ======            ===

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Information on Business Segments
--------------------------------

Three Months                                  Network              Consumer           Ultra Low-Power      Unallocated
Ended March 25, 2005                       Communications       Communications        Communications          Gains          Total
                                           --------------       --------------        --------------       -----------       -----
Revenue                                       $ 24.6               $ 16.4                  $7.4              $ --            $48.4
Depreciation of buildings and
  equipment                                      1.2                  0.6                   0.1                --              1.9
Asset impairment and other                       1.3                  2.5                   0.2                --              4.0
Gain on sale of foundry business                 --                   --                    --                (6.0)           (6.0)
Segment's operating income (loss)              (10.9)               (13.5)                 (6.4)               6.0           (24.8)

Three Months                                  Network              Consumer           Ultra Low-Power      Unallocated
Ended Dec. 24, 2004                        Communications       Communications        Communications          Gains          Total
                                           --------------       --------------        --------------       -----------       -----
Revenue                                       $ 23.8               $ 18.9                 $ 8.5              $ --           $ 51.2
Depreciation of buildings and
  equipment                                      1.0                  0.7                   0.3                --              2.0
Segment's operating loss                        (1.0)                (2.0)                 (3.0)               --             (6.0)

Three Months                                  Network              Consumer           Ultra Low-Power      Unallocated
Ended March 26, 2004                       Communications       Communications        Communications          Gains          Total
                                           --------------       --------------        --------------       -----------       -----
Revenue                                       $ 28.6               $ 13.5                 $ 9.1              $ --           $ 51.2
Depreciation of buildings and
  equipment                                      1.2                  0.7                   0.5               --               2.4
Asset impairment and other                       2.2                  1.4                   0.5               --               4.1
Gain on sale of foundry business                 --                   --                    --                (0.2)           (0.2)
Segment's operating income (loss)               (1.4)                (6.5)                 (1.0)               0.2            (8.7)

Three Months                                  Network              Consumer           Ultra Low-Power      Unallocated
Ended March 25, 2005                       Communications       Communications        Communications          Gains          Total
                                           --------------       --------------        --------------       -----------       -----
Revenue                                       $101.2               $ 75.1                $ 37.9             $ --            $214.2
Depreciation of buildings and
  equipment                                      4.3                  2.9                   1.3               --               8.5
Asset impairment and other                       1.3                  2.5                   0.2               --               4.0
Gain on sale of foundry business                 --                   --                    --               (15.9)          (15.9)
Segment's operating income (loss)               (6.8)               (19.3)                (10.9)              15.9           (21.1)

Three Months                                  Network              Consumer           Ultra Low-Power      Unallocated
Ended March 26, 2004                       Communications       Communications        Communications          Gains          Total
                                           --------------       --------------        --------------       -----------       -----
Revenue                                       $107.1               $ 55.6                 $35.8             $ --            $198.5
Depreciation of buildings and
  equipment                                      6.7                  3.4                   2.0               --              12.1
Asset impairment and other                       6.8                  3.4                   0.9               --              11.1
Gain on sale of foundry business                  --                   --                   --                (0.2)           (0.2)
Segment's operating income (loss)              (19.7)               (24.1)                 (1.7)               0.2           (45.3)